UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Notification of PDMR Shareholding

Below are details of sales of ordinary shares of 25p each by Robin Freestone and his connected person, Mirima Helen Freestone.

The sales took place on the London Stock Exchange on 4 March 2015 and were notified to the Company on 5 March 2015. Following these sales, Mr Freestone remains in compliance with the Company's executive director shareholding guideline.

No. of Shares Sold	Percentage of Issued Stock	Average Sale Price per Share (GBP)	Total Holding Following Notification	Total Percentage Following Notification
260,000*	0.03170%	£14.237	244,283	0.02978%

* 130,000 shares sold by Robin Freestone and 130,000 shares sold by Mirima Helen Freestone

This notification is made in accordance with DTR 3.1.4R.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 5 March 2015

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary